SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549
                                 --------------

                                  SCHEDULE 13D


                   Wilder Richman Historic Properties II, L.P.
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                                (Name of Issuer)

                      Units of Limited Partnership Interest
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                         (Title of Class of Securities)

                                      None
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                      (CUSIP Number of Class of Securities)

                              Christopher K. Davis
                           Everest Properties II, LLC
                          155 N. Lake Ave., Suite 1000
                               Pasadena, CA 91101
                            Telephone (626) 585-5920
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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                January 22, 2004
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             (Date of Event which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Secs. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

CUSIP No.  None

     1.   Names of Reporting Persons.
          I.R.S. Identification Nos. of above persons (entities only).

          EVEREST INVESTORS 14, LLC

     2.   Check the Appropriate Box if a Member of a Group (See Instructions)

          (a)
          (b)  [x]

     3.   SEC Use Only

     4.   Source of Funds (See Instructions) WC; OO

     5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

     6.   Citizenship or Place of Organization California


Number of Shares    7.     Sole Voting Power                   0
Bene-ficially by
Owned by Each       8.     Shared Voting Power                 0
Reporting Person
With
                    9.     Sole Dispositive Power              0

                    10.    Shared Dispositive Power            0


     11.  Aggregate Amount Beneficially Owned by Each Reporting Person 97

     12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)


     13.  Percent of Class Represented by Amount in Row (11) 12.1%

     14. Type of Reporting Person (See Instructions) OO (Limited Liability Company)

CUSIP No.  None

     1.   Names  of  Reporting  Persons.
          I.R.S. Identification Nos. of above persons (entities only).

          MILLENIUM MANAGEMENT, LLC

     2.   Check the Appropriate Box if a Member of a Group (See Instructions)

          (a)
          (b)  [x]

     3.   SEC Use Only

     4.   Source of Funds (See Instructions) WC

     5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

     6.   Citizenship or Place of Organization California



Number of Shares    7.     Sole Voting Power           66
Bene-ficially by
Owned by Each       8.     Shared Voting Power          0
Reporting Person
With
                    9.     Sole Dispositive Power      66

                    10.    Shared Dispositive Power     0


     11.  Aggregate Amount Beneficially Owned by Each Reporting Person 97

     12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

     13.  Percent of Class Represented by Amount in Row (11) 12.1%

     14. Type of Reporting Person (See Instructions) OO (Limited Liability Company)

CUSIP No.  None

     1.   Names of Reporting Persons.
          I.R.S. Identification Nos. of above persons (entities only).

          EVEREST MANAGEMENT, LLC

     2.   Check the Appropriate Box if a Member of a Group (See Instructions)

          (a)
          (b)  [x]

     3.   SEC Use Only

     4.   Source of Funds (See Instructions) WC

     5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

     6.   Citizenship or Place of Organization California


Number of Shares    7.     Sole Voting Power           31
Bene-ficially by
Owned by Each       8.     Shared Voting Power          0
Reporting Person
With
                    9.     Sole Dispositive Power      31

                    10.    Shared Dispositive Power     0


     11.  Aggregate Amount Beneficially Owned by Each Reporting Person 97

     12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

     13.  Percent of Class Represented by Amount in Row (11) 12.1%

     14. Type of Reporting Person (See Instructions) OO (Limited Liability Company)

Item 1. Security and Issuer

     The class of equity securities to which this statement on Schedule 13D ("Statement") relates is Units of Limited Partnership Interests in Wilder Richman Historic Properties II, L.P., a Delaware limited partnership (the "Partnership"). The address of the Partnership's principal executive offices is 599 W. Putnam Avenue, Greenwich, CT 06830.

Item 2. Identity and Background

     (a) The persons filing this Statement are Everest Management, LLC ("EM"), Millenium Management, LLC ("Millenium"), and Everest Investors 14, LLC ("EI-14"), each a California limited liability company. The members of Everest Management include David I. Lesser's Self-Directed Account in Everest Properties II, LLC Money Purchase Pension Plan Trust ("Lesser Account") and W. Robert Kohorst Self-Directed Account in Everest Properties II, LLC Money Purchase Pension Plan Trust ("Kohorst Account"). Everest Management's Operating Agreement requires the consent of the Lesser Account and the Kohorst Account to vote or dispose of the units held by Everest Management. W. Robert Kohorst and David I. Lesser possess shared power to determine whether such consent will be given or withheld by the Lesser Account and the Kohorst Account. Everest Properties II, LLC, a California limited liability company ("Everest") is the manager of Millenium and in such capacity can cause Millenium to vote or dispose of its Units. Mr. Kohorst possesses sole power to determine how Everest will act as manager of Millenium. The members of EI-14 are Blackacre Everest, LLC, a Delaware limited liability company ("Blackacre") and Everest. Pursuant to the Operating Agreement of EI-14, the consents of Blackacre and Everest are required to vote or dispose of the Units held by EI-14. Stephen Feinberg, in his capacity as the co-president of Blackacre Capital Management Corp., a Connecticut corporation, which is the general partner of Blackacre Capital Group, L.P., a Delaware partnership, which is the managing member of Blackacre, possesses sole power to determine whether such consent by Blackacre will be given or withheld. Mr. Kohorst possesses sole power to determine whether such consent by Everest will be given or withheld.

     (b) The address of the principal offices of each filing person, Everest, Mr. Kohorst and Mr. Lesser is 155 North Lake Avenue, Suite 1000, Pasadena, California 91101. The address of the principal offices of Blackacre Capital Management Corp., Blackacre Capital Group, L.P., Blackacre and Mr. Feinberg is 299 Park Avenue, 22nd Floor, New York, New York 10171.

     (c) Mr. Kohorst is the President, and Mr. Lesser is the Executive Vice President, of Everest, which invests in limited partnerships and in other forms of real estate oriented investments. Mr. Feinberg is the co-president of Blackacre Capital Management Corp., which is a private investment company.

     (d) During the last five years, none of the filing persons or the persons named in this Item 2 has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) During the last five years, none of the filing persons or the persons named in this Item 2 has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (f)  Mr. Kohorst, Mr. Lesser and Mr. Feinberg are United States citizens.

Item 3. Source and Amount of Funds or Other Consideration

     The source of funds for purchases of Units by EM and Millenium were equity capital contributions from members. EI-14 expects to obtain funds to purchase Units by means of equity capital contributions from its members at the time the Units tendered to it are accepted for payment. Such members will fund their capital contributions through existing cash and other financial assets which in the aggregate are sufficient to provide the funds required in connection with the Offer without any borrowings. Such members have irrevocably agreed and are obligated to make such capital contributions available to EI-14 on demand.

Item 4. Purpose of Transaction

     EI-14 has commenced a tender offer to acquire 317 Units, pursuant to an Offer to Purchase dated and filed with the Securities and Exchange Commission on January 22, 2004 (the "Offer"). EI-14 is seeking to acquire Units pursuant to the Offer to obtain a substantial equity interest in the Partnership, for investment purposes. EI-14 is also seeking to hold enough Units to prevent any sale of the Partnership's assets at a price or on terms of which EI-14 and its affiliates do not approve. Following the completion of the Offer, the filing persons and persons related to or affiliated with them may acquire additional Units. Any such acquisition may be made through private purchases, through one or more future tender or exchange offers or by any other means deemed advisable. Any such acquisition may be at a price higher or lower than the price to be paid for the Units purchased pursuant to the Offer, and may be for cash or other consideration. However, the filing persons currently have no plan to make additional tender offers for the Units. The filing persons also may consider selling some or all of their Units at any time after completion of the Offer, either directly or by a sale of one or more interests in the person itself, depending upon liquidity, strategic, tax and other considerations.

     If the Partnership establishes a due diligence or other process by which interested parties can make a proposal to acquire the Partnership or its properties, the filing persons expect that one of them or an affiliate will participate in such process with the expectation of making a proposal. Such a proposal may be to renew a merger proposal previously made by Everest Financial, Inc., an affiliate of the filing persons, at the same or a different price, or may be a completely different proposal. The filing persons will vote their Units in order to disapprove any transaction proposed by the Partnership that they do not believe is adequate. Also, if the filing persons are not satisfied with the Partnership's General Partner's efforts or results in marketing the Partnership's properties after the Offer is concluded, the filing persons may seek to remove the General Partner; however, the filing persons do not have a plan or current intention to remove the General Partner.

     Other than as set forth above: the filing persons do not currently intend to change current management, indebtedness, capitalization, dividend policy, corporate structure or business operations of the Partnership; the filing persons do not currently have plans for any extraordinary transaction such as a merger, reorganization, liquidation or sale or transfer of assets involving the Partnership; the filing persons do not currently intend to make changes to the Partnership's limited partnership agreement or take other actions to impede changes of control or to terminate the Partnership's registration. However, these plans could change at any time in the future. If any transaction is effected by the Partnership and financial benefits accrue to the Unit Holders, the filing persons will participate in those benefits to the extent of their ownership of the Units.

Item 5. Interest in Securities of the Issuer

     (a), (b) The information from Items 7-11, inclusive, and Item 13 on the cover pages of this Statement is incorporated herein by reference. The information from Item 2(a) of this Statement is incorporated herein by reference. Units are currently held of record by EM (31 Units) and Millenium (66 Units). EI-14 will be the record holder of any Units acquired pursuant to the Offer.

     (c)-(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

     Reference is hereby made to the information set forth in Item 4 of this Statement, which is incorporated herein by reference.

Item 7. Exhibits

     99.1 Joint Filing Agreement

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 22, 2004

                                     EVEREST INVESTORS 14, LLC
                                     By: EVEREST PROPERTIES II, LLC,
                                         Manager

                                         By:  /S/ DAVID I. LESSER
                                              ------------------------
                                              David I. Lesser
                                              Executive Vice President


                                     MILLENIUM MANAGEMENT, LLC
                                     By: EVEREST PROPERTIES II, LLC,
                                         Manager

                                         By:  /S/ DAVID I. LESSER
                                              ------------------------
                                              David I. Lesser
                                              Executive Vice President


                                     EVEREST MANAGEMENT, LLC
                                     By: EVEREST PROPERTIES II, LLC,
                                         Manager

                                         By:  /S/ DAVID I. LESSER
                                              ------------------------
                                              David I. Lesser
                                              Executive Vice President